Filed by Swift Transportation Co., Inc.
                                                     Commission File No. 0-18605

                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                            Subject Company: M.S. Carriers, Inc.
                                                     Commission File No. 0-14781

                                                            Date: March 13, 2000


     Certain information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning Swift's future growth, Swift's projected revenues in 2003, Swift's ability to recruit and train qualified drivers, Swift's low operational costs, the benefits of Swift's terminal network, including fuel cost savings, Swift's use of guaranteed return agreements to lessen the impact of the declining used truck market, Swift's use of surcharges to lessen the impact of fuel price increases, the anticipated closing of the acquisition of M.S. Carriers in the second quarter of 2001, the integration of Swift and M.S. Carriers by January 2002, revenue synergies from cross-selling and growth in international business expected to result from the acquisition of M.S. Carriers, Swift's ability to address low freight demand by increasing business volume with existing customers and cross-selling to customers of M.S. Carriers, the acceleration of cost synergies associated with the acquisition of M.S. Carriers to 2002, savings in health and liability insurance expenses expected to result from the acquisition of M.S. Carriers, and future opportunities for well-capitalized trucking companies, including the elimination of competitors, the elimination of excess capacity, and increased driver availability.

     Such forward-looking statements are based upon the current beliefs and expectations of Swift's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. As to Swift's business and financial performance generally, the following factors, among others, could cause actual results to differ materially from those in forward-looking statements: excess capacity in the trucking industry; significant increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, tolls, license and registration fees, insurance premiums, and driver compensation, to the extent not offset by increases in freight rates or fuel surcharges; an unanticipated number of claims for which Swift is self-insured; difficulty in attracting and retaining qualified drivers and owner operators, especially in light of the current shortage of qualified drivers and owner operators; recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries (such as retail and manufacturing) in which Swift has a significant concentration of customers; a significant reduction in or termination of the Company's trucking services by a key customer; seasonal factors such as harsh weather conditions that increase operating costs; the inability of Swift to continue to secure acceptable financing arrangements; and the ability of Swift to continue to identify and combine acquisition candidates that will result in successful combinations. With respect to the proposed acquisition of M.S. Carriers, these risks and uncertainties include, but are not limited to, the following: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Swift's and M.S. Carriers' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue and other synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; fluctuating stock market levels that could cause Swift's stock value to be less than the current Swift or M.S. Carriers stock value; the difficulty the stock market may have in valuing the business model of the combined company; and disruption from the merger making it more difficult to maintain relationships with customers, employees, or suppliers.

     A discussion of these and other factors that could cause Swift's and M.S. Carriers results to differ materially from those described in the forward-looking statements can be found in the most recent Annual Reports on Forms 10-K of Swift and M.S. Carriers, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

     The proposed merger transaction between Swift and M.S. Carriers will be submitted to the companies' stockholders for their consideration. Swift will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus. Stockholders should read the joint proxy statement/prospectus regarding the proposed transaction that will be filed with the SEC and mailed to stockholders. The joint proxy statement/prospectus will contain important information that stockholders should consider. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Swift and M.S. Carriers, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043, Attention: Chief Financial Officer (602-269-9700). Swift and M.S. Carriers and certain other persons named below may be deemed to be participants in the solicitation of proxies of Swift's and M.S. Carriers' stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Swift and M.S. Carriers. A detailed list of the names and interests of Swift's directors and officers is contained in Swift's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of M.S. Carriers' directors and officers is contained in M.S. Carriers' proxy statement for its 2000 annual meeting.

     As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Swift's common stock, or 5% of M.S. Carriers' common stock, except that Jerry Moyes, CEO of Swift beneficially owns more than 5% of the common stock of Swift and Michael S. Starnes, CEO of M.S. Carriers, beneficially owns more than 5% of the common stock of M.S. Carriers. Certain employees of M.S. Carriers, including participants, may receive accelerated vesting of their stock options in connection with the merger in accordance with their existing stock option agreements. In addition, certain officers of M.S. Carriers, as a condition to the closing of the merger, will enter into employment agreements that will become effective upon completion of the merger. A description of the employment agreements will be contained in the joint proxy statement/prospectus.

     The communication filed herewith is a slide presentation that Swift intends to utilize in meetings with investors, stockholders and analysts.

              SLIDE PRESENTATION OF SWIFT TRANSPORTATION CO., INC.

                                     SLIDE 1

                              Swift Transportation


                                     SLIDE 2

                    $2.5 Billion in 2003 (Projected Revenues)

                                     SLIDE 3

                         Critical Components Of The Plan

                    *    Drivers

                    *    Sales

                    *    Facilities

                    *    Management Team

                    *    Capital

                    *    Information Systems


                                     SLIDE 4

                              Competitive Strengths

                    *    "Broken record"

                    *    Ability to recruit and train qualified drivers

                    *    Low operational cost

                    *    Motivated sales force

                    *    Terminal network promotes entrepreneurial spirit


                                     SLIDE 5

                              Swift Game Plan 2000

            No "Hail Mary" Passes, Just Simple Blocking and Tackling

                       [Slide contains football graphics]


                                     SLIDE 6

                 Swift Has An Abundance of Growth Opportunities

                    *    Growth with Existing Accounts

                    *    Growth with New Accounts

                    *    Private Fleet Outsourcing

                    *    Opportunistic Acquisitions

                                     SLIDE 7

                           Growth In Customer Revenues

                                                              2000 vs. 1999
                                                              -------------
     Top 5 Customers                                             +26.5%

     6-10 Customers                                              +12.3%

     11-15 Customer                                              +55.6%

     16-25 Customers                                             +35.1%

     26-50 Customers                                             +37.8%
     Top 50 In Total                                             +23.8%


                                     SLIDE 8

                       Mix of Top 50 Customers: Year 2000


                    Retailers:                        46.2%

                    Manufacturing                     19.1%

                    Paper Products                    14.2%

                    Grocery Products                  10.7%

                    Logistics                          7.5%

                    Building Materials                 1.0%

                    Beverage & Beverage Container      1.4%


                                     SLIDE 9

              Swift Provides Regional Service On A Nationwide Basis

         [Slide contains a map indicating the Swift terminal locations.]

                                    SLIDE 10

                    Swift's Terminal Network Enables . . . .

                    *    Local Market Presence

                    *    Rapid Response to Changing Customer Needs

                    * "Core Carrier" Trucking Services to Multi-Regional and National Shippers

                    *    Enhanced Driver Recruitment and Retention

                    *    Reduced Fuel Costs

                    *    Expedited Maintenance


                                    SLIDE 11

                                Financial Review

              [Slide contains graphics of a Swift tractor-trailer.]


                                    SLIDE 12

                               Heating Oil Futures

                   Dollars Per Barrel (As of February 1, 2001)

[Heating Oil Futures are standardized, transferable, exchange-traded contracts that require the delivery of diesel fuel at a fixed price on a specified future date. Heating Oil Futures are used by some diesel fuel purchasers as risk management vehicles to limit their exposure to future increases in the price of diesel fuel.]

                         March 2001                $0.8224
                         April 2001                $0.7936
                         May 2001                  $0.7696
                         June 2001                 $0.7551
                         July 2001                 $0.7486
                         August 2001               $0.7481
                         September 2001            $0.7526
                         October 2001              $0.7571
                         November 2001             $0.7616
                         December 2001             $0.7656
                         January 2002              $0.7636
                         February 2002             $0.7521
                         March 2002                $0.7286
                         April 2002                $0.7046
                         May 2002                  $0.6811
                         June 2002                 $0.6681

                                    SLIDE 13

                               National Fuel Index

[The National Fuel Index is a measure of the average price (in dollars per gallon) of diesel fuel in the United States. This slide contains a bar graph that illustrates fluctuations in the National Fuel Index from slightly under 1 in January 1999 to slightly below 1.6 in December 2000.]


                                    SLIDE 14

                               4th Quarter & Year


                   10-1 to 12-31,   10-1 to 12-31,              1-1 to 12-31,   1-1 to 12-31,
                        2000*            1999*       % change       2000*           1999        % change
                        -----            -----       --------       -----           ----        --------
    Revenues           $330.0           $284.3        +16.1%      $1,258.7        $1,016.2       +18.6%

Operating Income        $20.1            $30.7                      $99.7          $116.4

  Net Earnings          $10.1            $18.5                      $52.6           $66.8

  Earnings Per
      Share             $.16             $.28                       $.82            $1.02

 Operating Ratio        93.9%            89.2%                      92.1%           89.0%

*Unaudited


                                    SLIDE 15

                                    Revenues

                                   In Millions

                        23.4% Compound Annual Growth Rate

                           1991                $  190
                           1992                $  233
                           1993                $  277
                           1994                $  366
                           1995                $  458
                           1996                $  562
                           1997                $  714
                           1998                $  873
                           1999                $1,061
                           2000*               $1,259

                                   *Unaudited

                                    SLIDE 16

                                 Revenue Growth

                           1990-91               21.8%
                           1991-92               22.6%
                           1992-93               18.7%
                           1993-94               32.1%
                           1994-95               25.2%
                           1995-96               22.7%
                           1996-97               26.9%
                           1997-98               22.4%
                           1998-99               21.5%
                           1999-2000*            18.6%

                                   *Unaudited


                                    SLIDE 17

                                  Net Earnings

                                   In Millions

                           1991                 $ 6.5
                           1992                 $ 9.8
                           1993                 $12.3
                           1994                 $22.6
                           1995                 $23.0
                           1996                 $27.4
                           1997                 $41.6
                           1998                 $55.5
                           1999                 $66.8
                           2000*                $52.6

                                   *Unaudited


                                    SLIDE 18

                               Earnings Per Share

                                   In Dollars

                                  1st Quarter*

                           1996                   .04
                           1997                   .10
                           1998                   .14
                           1999                   .19
                           2000                   .17

                                  2nd Quarter*

                           1996                   .12
                           1997                   .16
                           1998                   .21
                           1999                   .27
                           2000                   .26

                                  3rd Quarter*

                           1996                   .16
                           1997                   .20
                           1998                   .24
                           1999                   .29
                           2000                   .24

                                  4th Quarter*

                           1996                   .15
                           1997                   .18
                           1998                   .25
                           1999                   .28
                           2000                   .16

                                  Yearly Total

                           1996                   .47
                           1997                   .64
                           1998                   .85
                           1999                  1.02
                           2000*                  .82

                                   *Unaudited


                                    SLIDE 19

                                 Operating Ratio

                           As of 12/31 except as noted

                           1991                  93.1
                           1992                  92.2
                           1993                  92.1

                           1994                  88.8
                           1995                  89.9
                           1996                  90.5
                           1997                  89.6
                           1998                  88.7
                           1999                  89.0
                           2000*                 92.1

                                   *Unaudited


                                    SLIDE 20

                          Debt To Total Capitalization

              As of 12/31 Except As Noted, Including Operating Line

                           1993                 28.1%
                           1994                 45.7%
                           1995                 40.5%
                           1996                 18.3%
                           1997                 22.6%
                           1998                 30.5%
                           1999                 30.0%
                           2000*                39.6%

                                   *Unaudited


                                    SLIDE 21

                            Strong Financial Position

                                   In Millions

                             As of December 31, 2000

                  Total Debt (Including Operating Line)*  $286.6

                  Equity*                                 $436.7

                  Total Capitalization*                   $723.3

                  Debt to Capital Ratio*                    39.6%

                                   *Unaudited

                                    SLIDE 22

                                   Our Mission

        Our fundamental objective is to provide Total Satisfaction to our employees, customers and shareholders.

                      Our Goal . . .Continuous Improvement


                                    SLIDE 23

                             Our Pillars Of Success

                    *    Customers

                    *    Employees

                    *    Safety

                    *    Equipment

                    *    Financial Stability


                                    SLIDE 24

[This slide contains graphics of a scale with a person outweighing tractor-trailers.]


                                    SLIDE 25

                                New Truck Orders

                           January 1999         9,731
                           February 1999       26,078
                           March 1999          30,051
                           April 1999          20,312
                           May 1999            24,163
                           June 1999           26,019
                           July 1999           19,202
                           August 1999         16,450
                           September 1999      18,706
                           October 1999        17,117
                           November 1999       16,618
                           December 1999       10,956
                           January 2000        17,643
                           February 2000       13,699
                           March 2000          11,565
                           April 2000          11,500
                           May 2000             9,942
                           June 2000           14,172
                           July 2000            8,736
                           August 2000         11,850
                           September 2000      11,302
                           October 2000         9,844
                           November 2000        8,422
                           December 2000        9,902

                                    SLIDE 26

                               Industry Challenges

                    *    Economy
                         a.   Consumer Confidence
                         b.   Disposable Income

                    *    Fuel

                    *    Drivers

                    *    Used Truck Values

                    *    Insurance


                                    SLIDE 27

[This slide contains an article written by Howard S. Abramson entitled "Trucking Faces Upheaval From Used Truck Glut, Hebe Says". The article was printed in the January 29, 2001 edition of TRANSPORT TOPICS.]


                                    SLIDE 28

[Abramson, Howard. "Trucking Faces Upheaval From Used Truck Glut, Hebe Says." TRANSPORT TOPICS. January 29, 2001. (Continued).]


                                    SLIDE 29

                               The Swift Advantage

          Industry Challenge           Swift Advantage
          ------------------           ---------------
          Freight Demand               growth with existing customers and
                                       cross selling MSCA Customers

          Used Truck Market            guarantee return agreements

          Fuel Prices                  terminal fuel: $.05 to $.08 per gallon
                                       cheaper and strong surcharge program

          Credit Squeeze               strong balance sheet

          Insurance                    significant savings for health and
                                       liability following combination with
                                       MSCA


                                    SLIDE 30

                              Pending MSCA Merger*

                    *    Closing anticipated last of Q2

                    *    Integration faster than expected: 1/1/02

                    * Revenue synergies remain intact from cross-selling and growth in international business

                    *    Cost synergies accelerated to 2002

                    *    Transplace ownership 30% (pre-employee dilution)

*Subject to conditions, including Hart-Scott-Rodino and stockholder approval


                                    SLIDE 31

                              State of the Industry

                    *    Tough Trucking

                    *    Record Trucking Company Failures

                    *    Expecting Depressed 1H 2001 earnings

                    *    Opportunity for Well-capitalized survivors:

                         -    Eliminate competitors

                         -    Eliminate excess capacity of trucks from market

                         -    Increase driver availability


                                    SLIDE 32

                              Swift Transportation